SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934



For the month of                       October                      2006
                           -----------------------------------    -----------
Commission File Number                000-51034
                           -----------------------------------

                           ACE Aviation Holdings Inc.
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                 (Translation of registrant's name into English)

      5100 de Maisonneuve Boulevard West, Montreal, Quebec, Canada, H4A 3T2
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                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

                Form 20-F                        Form 40-F    X
                         ------------                     -----------


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):


         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                     Yes                             No       X
                         ------------                     -----------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_____________


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                                 DOCUMENT INDEX

1. Report on voting results following the special meeting of shareholders of ACE Aviation Holdings Inc. held on October 5, 2006



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                                                                      Document 1



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                           ACE AVIATION HOLDINGS INC.

VIA SEDAR

TO:  The securities regulatory authorities of each of the provinces of Canada

RE:  ACE Aviation Holdings Inc.
     Report on Voting Results pursuant to Section 11.3 of National Instrument 51-102 - Continuous Disclosure Obligations ("NI 51-102")
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Following the special meeting of shareholders of ACE Aviation Holdings Inc. (the
"Corporation") held on October 5, 2006 (the "Meeting"), in accordance with
Section 11.3 of NI 51-102, we hereby advise you of the following voting results obtained at the Meeting:

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Item Voted Upon                     Voting Result
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1.   Plan of Arrangement
                                 o  A special resolution, attached as Appendix
                                    A to the Management Proxy Circular, to
                                    approve an arrangement under section 192 of the Canada Business Corporations Act granting authority to the board of directors of the Corporation to proceed with special distributions of securities of subsidiaries or investee entities of the Corporation or cash by way of reduction of the stated capital of the Class A variable voting shares, Class B voting shares and preferred shares of the Corporation, including an initial special distribution of units of Aeroplan Income Fund, was approved by a special majority of shareholders pursuant to a vote conducted by ballot.

                                 o 95.5% of the votes were cast in favour of the adoption of the special resolution and 4.5% of the votes were cast against

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Trusting the above is to your satisfaction, we remain,
Yours truly,

ACE AVIATION HOLDINGS INC.

/s/ Carolyn M. Hadrovic
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Carolyn M. Hadrovic
Corporate Secretary


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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        ACE AVIATION HOLDINGS INC.
                               -------------------------------------------------
                                             (Registrant)

Date:    October 6, 2006       By:   /s/ Brian Dunne
         ------------------        ---------------------------------------------
                                   Name:  Brian Dunne
                                   Title: Executive Vice-President and
                                          Chief Financial Officer